ALTERNET SYSTEMS INC.
Suite 610-815 West Hastings Street
Vancouver BC
V6C 1B4
Tel 604-608-2540

November 21 2005

April Coleman
or
Craig Wilson
Senior Assistant Chief Accountant
Room 4561
Division of Corporate Finance
Securities and Exchange Commission
Washington DC
USA 20549

Re: File No. 000-31909

Dear Sir / Madam

I have reviewed your letter and have the following responses to your inquiries:

Prior Comment No.1

Thank you for not objecting to our use of a Canadian audit firm at this time. I certify that Alternet Systems Inc. will engage a US audit firm if our operations in the United States become significant in the future.

Prior Comment No.2

All correspondence will be submitted via EDGAR.

Part 1, Item 3. Controls and Procedures

I have advised all persons responsible for filing our Form 10Q’s to enclose the information required by Items 307 and 3089(c) of Regulation SB.

Thank you for your time in this matter.

Yours truly,

Griffin Jones
Director/Secretary